DiVall Insured Income Properties 2, L.P.
Quarterly News

November 13, 2020

Impact of Covid-19 on 2020

We're pleased to report that the year of coronavirus was actually a good year for our partnership. Sales held up well at the Wendy's because of drive-thru business with state lockdowns as well as the introduction of breakfast at the Wendy's.

We also were able to extend 60% of our leases to 20-year terms converting over $500,000 of percentage to fixed rents effective January 1, 2021. Part of our strategy to fully liquidate all properties by 2022 would be to extend an additional 20% of leases to maximize value, during 2021. Ironically, the Wendy's are performing so well, we may still receive good percentage rents even beyond 2021, despite increased fixed rents and related increases in sales breakpoints, which we need to demonstrate to a prospective buyer for additional sales pricing.

Net Unit Value

Although our 2020 Net Unit Value ("NUV") isn't final until we have an audited December 31, 2020 Balance Sheet, the indications from this year's appraisals are an increase of approximately $100/unit or 25% over the comparative December 31, 2019 NUV of $390 per unit. Not bad during Covid-19.

Distributions

Proposal No. 3 was approved affirmatively by 68% of units. Interestingly, it was approved by 91% of investors voting.

Even though Proposal No. 3 in the consent allows a minimum of semi-annual distributions (vs. quarterly) we do expect to have a February 15, 2021 distribution to allow for a timely distribution of 2020 percentage rents received in January 2021. We expect the February 15, 2021 distribution (representing sales activity for the year of the coronavirus) to be in the range of $11 to $13 per unit.

Even if we proceed to distribute semi-annually (February 15th and August 15th); we will continue to provide a quarterly newsletter as we have since 1993.

INSIDE THIS ISSUE

Proposal No. 1 Controversy

Proposal No. 1 was the "extension amendment" seeking "affirmative" consent to extend the term of the partnership for three years through November 30, 2023.

The consent provided… "in any event, unless the General Partner elects to extend the deadline of the consent solicitation, the consent solicitation processes and the opportunity to vote by returning a consent card, will end on October 15, 2020." The General Partner did choose to extend the election process for a few days to be sure a voting investor was not disenfranchised by the U.S. Postal Service. We did count consents received by mail after October 15, 2020 if their postmark was either on or before October 15, 2020.

Interestingly, although the affirmative units "FOR" extension was 52% with 23% against; the actual percentage of voting investors "FOR" was 84% vs 11% against and 5% abstaining. This was a ratio of 8 to 1 of investors "FOR" vs. "AGAINST". We mention the ratio to reiterate our desire not to disenfranchise long-standing investors regardless of their size of unit ownership.

Following the disclosure of the results of Proposal 1, two Limited Partners, together holding less than 3% of the outstanding Units (over 94% of which were acquired since the beginning of 2019) have objected to the results of the vote because the General Partner exercised its discretion to count votes mailed by October 15, but received after that date. We intend to vigorously defend the will of our limited partners as reflected by their votes as disclosed above.

The general partner will continue to be transparent with all investors and with the input of the Advisory Board will execute strategies designed to maximize final liquidation proceeds for the Limited Partners.

Distribution Highlights

- **$100,000 ($2.16 per unit)** will be distributed for the third quarter of 2020 on or about November 16, 2020.
- Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the early 1990's; the Partnership has distributed approximately $79 million to investors ($1,703 per unit), from both operations and strategic sales.

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***
  Your distribution correspondence for the Fourth Quarter of 2020 is scheduled to be mailed on or about February 15, 2021.
- ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.
- ***How do I have a question answered in the next Newsletter?***
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.
- ***I've moved. How do I update my account registration?***
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2020 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2019 Annual Report on Form 10-K was filed with the SEC on March 23, 2020, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE: 1-844-932-1769 NOTE NEW NUMBER
FAX: 1-415-485-4553